SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           HALLADOR PETROLEUM COMPANY
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   406092 205
                                 (CUSIP Number)

                                 DAVID C. HARDIE
                              740 University Avenue
                          Sacramento, California 95825
                                 (916) 920-5186
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 January 3, 2003
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.     406092205                                        Page 2 of 8 Pages
         ---------------------                                 -----------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

       DAVID C. HARDIE
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       WC, PF
--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                                        7.     SOLE VOTING POWER

              NUMBER OF                                  0
               SHARES                   ----------------------------------------
            BENEFICIALLY                8.     SHARED VOTING POWER
                OWNED
               BY EACH                               3,346,069
              REPORTING                 ----------------------------------------
             PERSON WITH                9.     SOLE DISPOSITIVE POWER

                                                         0
                                        ----------------------------------------
                                        10.    SHARED DISPOSITIVE POWER

                                                     3,346,069
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,346,069
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [  ]

--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        47.2%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

 CUSIP No.     406092205                                       Page 3 of 8 Pages
          --------------------                                 -----------------

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITLES ONLY)

       STEVEN HARDIE
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3.     SEC USE ONLY

--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*
       WC, PF
--------------------------------------------------------------------------------
5.     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
                                        7.       SOLE VOTING POWER

          NUMBER OF                                      0
           SHARES                       ----------------------------------------
         BENEFICIALLY                   8.       SHARED VOTING POWER
            OWNED
           BY EACH                                   3,346,069
          REPORTING                     ----------------------------------------
         PERSON WITH                    9.       SOLE DISPOSITIVE POWER

                                                         0
                                        ----------------------------------------
                                        10.      SHARED DISPOSITIVE POWER

                                                     3,346,069
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,346,069
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [  ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       47.2%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON

       IN
--------------------------------------------------------------------------------

Item 1.  Security and Company.
         --------------------

     The Amended Schedule 13D ("Amendment") amends the Schedule 13D filed on April 10, 2002. This statement relates to the shares of voting Common Stock, $.01 par value ("Common Stock") of Hallador Petroleum Company, a Colorado corporation (the "Company"). The address for the Company's principal executive offices is 1660 Lincoln Street, Suite 2700, Denver, Colorado 80264. This Amendment is being filed to report the distribution of Common Stock of the Company held in nominee name to the underlying beneficial owners.

Item 2.  Identity and Background.
         -----------------------

     This statement is file by David C. Hardie and Steven Hardie (together the "Reporting Persons"). David C. Hardie is the Chairman of the Company. He is also the president of Hallador, Inc. a financial service company located at 740 University Avenue, Suite 110, Sacramento, CA 95825 and a stockbroker with Beckman Securities. His principal business address is also 740 University Avenue, Suite 110, Sacramento, CA 95825.

     Steven Hardie's principal occupation is that of a film producer. His principal business address is 740 University Avenue, Suite 110, Sacramento, CA 95825.

     None of the Reporting Persons have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

     David C. Hardie and Steven Hardie are brothers and citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Not Applicable.

Item 4.  Purpose of the Transactions.
         ---------------------------

     According to the terms Amended and Restated Assignment and Nominee Agreement dated March 15, 2002 (the "Agreement"), the Douglas Hardie Sep. Prop. Trust, Janet Hardie Sep. Prop. Trust, Douglas & Janet Hardie CPT, Robin Hardie Sep. Prop. Trust, Robin Hardie SPT - Grandchildren Trust, Robin Hardie Future Interest Trust (collectively "Douglas Hardie Family Trusts") terminated their participation in the Agreement. The Reporting Persons distributed a total of 448,190 shares of Common Stock of the Company to the Douglas Hardie Family Trusts, which are all of shares contributed by the Douglas Hardie Family Trusts under the Agreement. The Agreement was included as Exhibit B of the Schedule 13D filed on April 10, 2002 and is incorporated herein by reference.

     The Reporting Persons are holding the Shares principally for investment purposes and incident to operation of the Company.

     (a) The Reporting Persons, subject to and depending upon availability of prices they deems favorable, may purchase additional Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Further, while it is not the present intention of the Reporting Persons to do so, they reserve the right to dispose of the Common Stock held by them in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

     (b) Subject to on going evaluation, the Reporting Persons have no current plans or proposals which relate to or would result in any of the following:

          (i)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

          (ii) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (iii) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (iv) Any material change in the present capitalization or dividend policy of Company;

          (v) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

          (vi)  Changes  in  the  Company's   charter,   bylaws  or  instruments
corresponding thereto or other actions, which may impede the acquisition of control of the Company by any person;

          (vii) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (viii) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (ix) Any action similar to any of those enumerated above.

     The reporting persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

Item 5.  Interest in Securities of the Company.
         -------------------------------------

     (a) The Reporting Persons beneficially own 3,346,069 shares of Common Stock, which represents approximately 47.2% of the outstanding Common Stock of the Company.

     (b) The following table sets forth the number of shares of Common Stock as to which the person has (i) the sole power to vote or direct the voting of the shares of Common Stock, (ii) the sole power to dispose or to direct the disposition of the shares of Common Stock, or (iii) shared power to vote or direct the vote of or dispose or to direct the disposition of the shares of Common Stock:

                          Sole            Sole Power        Shared Voting and
                       Voting Power     of Disposition     Power of Disposition

David C. Hardie             0                  0                3,346,069
Steven Hardie               0                  0                3,346,069


     (c) On January 3, 2003, the Reporting Persons distributed 448,190 shares of Common Stock of the Company held in the name of the Reporting Persons as nominees to the beneficial owners, the Douglas Hardie Family Trusts.

     (d) Under the Agreement, the Robert Hardie Q-Tip Trust, Douglas Hardie Sep. Prop. Trust, Janet Hardie Sep. Prop. Trust, Douglas & Janet Hardie CPT, Steven Hardie Sep. Prop. Trust, Marilyn Hardie Sep. Prop. Trust, Cory Ritchie Sep. Prop. Trust, Cory Ritchie SPT- Grandchildren Trust, Ryan Ritchie, Cory Ritchie Future Interest Trust, Kirk Hardie Sep. Prop. Trust, Kirk Hardie SPT - Grandchildren Trust, Kirk Hardie Future Interest Trust, Brad Hardie SPT -
Grandchildren Trust, Bradford Hardie Future Interest Trust, Joseph Hardie - Grandchildren Trust, Alexander Hardie Custodian, Alexander Hardie - Grandchildren Trust, Alexander Hardie Present Interest Trust, Steven Hardie Issue Future Interest Trust, Bald Mountain Corp/Hillsdale, Browns Valley Corp., Three-Gee Partners, Douglas Inc., Melissa Inc., David Inc., Steven Inc., K.R.H.I., L.P., B.W.H.I., L.P., J.S.H.I., L.P., Hardie Descendants Trust - 25% to DHI, Douglas Hardie Descendants' Trust, Hallador Venture Fund I, and Hallador, Inc. have a right to dividends and proceeds from the sale of the Common Stock held in the name of the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
         ----------------------------

     Other than the Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

         Exhibit A - Joint Filing Agreement(1)
         Exhibit B - Amended and Restated Assignment and Nominee Agreement(1)

(1)      Incorporated by Reference to the Schedule 13D filed on April 10, 2002.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.





Dated:  1/22/03                                 /S/ DAVID C. HARDIE
      ---------                                 --------------------------------
                                                David C. Hardie, an Individual




Dated:  1/31/03                                 /S/ STEVEN HARDIE
      ---------                                 --------------------------------
                                                Steven Hardie, an Individual